Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

December 7, 2023

VIA EDGAR

Ms. Laura Veator

Mr. Stephen Krikorian

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bilibili Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 27, 2023 (File No. 001-38429)

Dear Ms. Veator and Mr. Krikorian,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 22, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1.	The Company’s response to prior comment 3 shows that a significant portion of the Company’s total present assets on a consolidated basis consisted of investment securities as of June 30, 2023.

•

Please provide a detailed legal analysis as to whether the Company is primarily engaged in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Act”) when considering the fifth factor under Tonopah, “the nature of the issuer’s present assets.” Please also advise as to the percentage of the Company’s consolidated assets that consist of investment securities as of the fiscal quarter ending September 30, 2023.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

Section 3(a)(1)(A) of the Investment Company Act defines the term “investment company” to include any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (emphasis added). The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the SEC and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The criteria applicable to nearly every situation are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

Because the Company does not hold itself out to be an investment company, the relevant consideration is whether the Company is “primarily” engaged in the investment business. The following sections analyze the application of the five Tonopah Factors to the Company’s business.

Historical Development

The Company first launched its website in June 2009, and the Company commenced commercial operations in 2011 as an online video sharing platform. The Company established Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”) to expand its operations in May 2013. In December 2013, Bilibili Inc. was incorporated in the Cayman Islands to serve as the Company group’s ultimate holding company. In February 2014, the Company established Hode HK Limited (“Hode HK”), a wholly-owned Hong Kong subsidiary, and in September 2014, Hode HK established a wholly-owned PRC subsidiary, Hode Shanghai Limited (“Hode Shanghai”). Hode Shanghai then entered into a series of contractual arrangements with each of its variable interest entities (“VIEs”), Hode Information Technology and Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”), and their respective shareholders. Chaodian HK Limited (“Chaodian HK”), a wholly-owned subsidiary of Bilibili Inc., was established in 2019. Chaodian HK’s wholly-owned subsidiary, Chaodian Shanghai Technology Co., Ltd. (“Chaodian Technology”), subsequently entered into a series of contractual arrangements with Shanghai Chaodian Culture Communication Co., Ltd. (“Chaodian Culture”) and its shareholders pursuant to which Chaodian Technology became the sole beneficiary of, and gained control of, Chaodian Culture. American Depositary Shares (“ADS”) representing the Company’s Class Z ordinary shares commenced trading on the Nasdaq Global Select Market under the symbol “BILI” on March 28, 2018.

The Company is a holding company that currently conducts its business in China mainly through (i) Hode HK and its subsidiaries, Shanghai Bilibili Technology Co., Ltd. (“Bilibili Technology”) and Hode Shanghai, and the VIEs, Shanghai Kuanyu and Hode Information Technology, and its subsidiaries and (ii) Chaodian HK and its subsidiary, Chaodian Technology, and the VIE, Chaodian Culture. Through its subsidiaries, the VIEs and their subsidiaries (“Consolidated Operating Entities”), the Company offers a leading online video platform as well as mobile games and anime, comic and audio platforms.

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

The Company and the Consolidated Operating Entities maintain significant intellectual property with respect to its primary business of providing internet cultural activities and information services related to the distribution of online games. For example, as of September 30, 2023, the Company and the Consolidated Operating Entities have registered approximately 1,203 patents, 2,639 copyrights, 355 domain names including www.bilibili.com and 8,564 trademarks. The Company and the Consolidated Operating Entities have submitted approximately 2,116 additional patent applications and 409 trademark applications as of September 30, 2023. While such internally developed intellectual property is not reflected on the Company’s balance sheet in accordance with GAAP, the Company believes such intellectual property has significant value.

The Company’s and the Consolidated Operating Entities’ devotion to their business of providing internet cultural activities and information services related to the distribution of online games is demonstrated by the fact that substantially all of their revenue is derived from their offerings of value added services (the “VAS”) such as premium subscriptions, live broadcasting, anime and comics and audio drama content; mobile games; advertising and e-commerce through the Consolidated Operating Entities, and not from investment securities. Similarly, substantially all of the expenses the Company and the Consolidated Operating Entities incur in the ordinary course of their business are incurred in connection with the operation of its online video, media and e-commerce platforms, and not in connection with investment securities. For the period ended September 30, 2023, the Company and the Consolidated Operating Entities neither derived significant revenue nor incurred significant expenses in connection with investment securities.

Public Representations

The Company has never held itself or any of the Consolidated Operating Entities out to the public (or to investors) as an investment company. The Company and the Consolidated Operating Entities were organized for the purpose of, and since the Company became a public reporting company in the United States in 2018 have always stated that their business purpose is, providing internet cultural activities and information services related to the distribution of online games through subsidiaries and relevant Consolidated Operating Entities. The Company believes that the price of the Company’s ADSs may be affected by a number of factors, including, but not limited to, the following: (i) the Company’s results of operations and financial conditions; (ii) the Company’s strategies and future business development; (iii) the Company’s ability to retain and increase the number of users, members and advertising customers; provide quality content, products and services; and expand its product and service offerings; (iv) competition in the online entertainment industry; (v) the Company’s ability to maintain its culture and brand image within its addressable user communities; (vi) the Company’s ability to manage its costs and expenses; (vii) PRC governmental policies and regulations relating to the online entertainment industry; (viii) general economic and business conditions globally and in China; and (ix) assumptions underlying or related to any of the foregoing. Further information regarding these and other factors that could affect the price of the Company’s ADSs is disclosed in the 2022 Form 20-F. The Company does not believe the price of the Company’s ADSs will move in response to changes in its investment income or the composition of its investment holdings. Moreover, neither the Company nor any of the Consolidated Operating Entities devote any attention to nor has the Company disclosed its or the Consolidated Operating Entities’ financial management or securities activities on its website or in its public documents except as required by law.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

Directors, Officers and Employees

The business activities of the Company’s and the Consolidated Operating Entities’ directors, officers and employees historically have been devoted almost exclusively to its business of providing internet cultural activities and information services related to the distribution of online games in China, including the governance and operational activities involved in supporting that business. As of September 30, 2023, the Company and the Consolidated Operating Entities had approximately 10,000 employees, only 5 of whom were actively involved in managing the Company’s investments. It is estimated that none of these persons devote more than 50% of his or her time to managing the Company’s investments. The other officers and employees, who represented more than 99% of the Company’s total officers and employees as of September 30, 2023, devote substantially all of their time and business efforts at the Company to the Company’s online media and e-commerce businesses and to functions that support those businesses and not to managing investments owned by the Company. These employees were actively engaged in growing the Company’s business and were utilizing the Company’s cash to fund the Company’s business operations.

Sources of Income

The Company’s filings indicate that the results of the Company and the Consolidated Operating Entities are driven by their position as a leading video community for young generations in China, with a rich offering of content, including video services, mobile games and VAS. Substantially all of the Company’s and the Consolidated Operating Entities’ revenue is derived from their offerings of VAS, advertising, mobile games, and intellectual property (“IP”) and other derivative products through its e-commerce platform. Users of the Company’s and the Consolidated Operating Entities’ platforms are charged for certain features and functions, such as live broadcasting, premium membership subscriptions allowing access to premium content, comics and audio content. The Company and the Consolidated Operating Entities also generate revenue from advertising on their platforms. The Company and the Consolidated Operating Entities also generate considerable revenue from the sale of in-game virtual items in its exclusively licensed and jointly published mobile games. Additionally, the Company and the Consolidated Operating Entities generate revenue from the sales of IP and derivative products through its e-commerce platform.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

More than 98 % of the Company’s and each Consolidated Operating Entities’ total revenue for the nine months ended September 30, 2023 was derived from their mobile games, services offered through their video and digital media platforms, advertising on their platforms, sublicensing licensed content and e-commerce sales, and not from investment securities. Similarly, more than 99% of the Company’s and each Consolidated Operating Entities’ expenses for the nine months ended September 30, 2023 were incurred in connection with the provision of products through the Company’s e-commerce platform and the provision of services and virtual items through their online media platforms and mobile games, including through revenue sharing arrangements with mobile game developers, distribution payment channel partners, hosts and content creators; content licensing and production costs; bandwidth costs and employee salaries, benefits and share-based compensation, and not in connection with investment securities.

As detailed in response to comment 2 of the prior letter, the Company’s and the Company Group’s investment securities do not produce a significant percentage of such entities’ income, particularly in light of the current interest rate and market environments and in comparison, to the Company’s operating businesses. For the twelve months ended December 31, 2022 and the nine months ended September 30, 2023, the Company and the Consolidated Operating Entities derived more than 98% of their total income from sources unrelated to investment securities, and more than 99% of their total expenses were incurred from sources unrelated to investment securities.

Nature of Present Assets

The Company’s assets consist of cash, demand deposits, time deposits, receivables, including interest receivables from loans and other intercompany receivables, prepayments, inventories, short-term investments in non-U.S. money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions, equity interests in subsidiaries, strategic investments in publicly traded and private companies and certain pooled investment funds, property and equipment, net production costs, intangible assets such as intellectual property, deferred tax assets, right-to-use assets and goodwill.

As of December 31, 2022, on a consolidated basis, the Company had total assets, exclusive of cash, cash items and government securities, of approximately RMB31,643,183,000 and held investment securities totaling approximately RMB15,146,130,000. Accordingly, on a consolidated basis, investment securities comprised approximately 47.9% of the Company’s total assets, exclusive of cash, cash items and government securities. As of September 30, 2023, the Company had total assets, exclusive of cash, cash items and government securities, of approximately RMB26,087,534,000 and held investment securities totaling approximately RMB11,509,283,000. Accordingly, on a consolidated basis, investment securities comprised approximately 44.1% of the Company’s total assets, exclusive of cash, cash items and government securities.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

As noted in the Company’s prior response letters, Section 3(a)(1)(C) is calculated on an unconsolidated basis, and on an unconsolidated basis, less than 40% of the Company’s total assets, exclusive of cash, cash items and government securities, consist of investment securities, as of June 30, 2023.

However, even when considering the Company’s assets on consolidated basis, the Company notes that Tonopah requires a multi-factor analysis and no single factor, including the nature of present assets, is dispositive. While, the nature of a company’s assets are considered a significant element in the overall evaluation of a company’s status, this factor is not determinative depending on the particular facts.

Section 3(b)(1) provides that, notwithstanding Section 3(a)(1)(C), an issuer is not an investment company if such issuer is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Therefore, the determination of whether a company is an investment company under Section 3(b)(1) focuses on the company’s “primary” business engagement while 3(a)(1)(C) provides an asset-based statistical computation to determine when a company’s investment practices and investment holdings encroach upon being an investment company. Consequently, determination under Section 3(b)(1) of the 1940 Act that an issuer is actually engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities should be controlling, and courts have recognized that the 40% statistical test is essentially a warning that close analysis is required2 and that the “primary engagement” test is ultimately the real test of investment company status.3

[2]

See Siimes v. Giordano, Civ. No. 92-302, 1992 U.S. Dist. LEXIS 16235 (D.N.J. Oct. 8, 1992). The Siimes court found that a material question of fact existed as to the defendant’s status as an investment company and dismissed the plaintiff’s motion for partial summary judgment based on that issue. The court stated that it did “not agree that section [3(a)(1)(C)] established a bright-line 40% rule.” Id. at *16. The court explained that “[a]lthough the SEC may find that its enforcement efforts are enhanced by such an interpretation, the language of the statute itself clearly incorporates a 40% requirement and an ‘in the business’ requirement.” Id. The court was not persuaded that the “in the business requirement” is determined by a company’s subjective intent, explaining that “whether a company is or holds itself out to be ‘engaged primarily’ in investing entails more than an analysis of the company’s assets and a limited review of its statements.” Id. at *11, *16. The court stressed that a company’s “total activities of all sorts” must be considered. Id. at *11 (citing SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 27-30 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970), and Dan River, Inc. v. Icahn, 701 F.2d 278, 291 n.14 (4th Cir. 1983)).

[3]

See, SEC v. National Presto Industries, Inc. (finding that Section 3(b)(1) of the 1940 Act is about considerations other than assets (or at least in addition to assets) and stating “what principally matters is the beliefs the company is likely to induce in investors” and whether “its portfolio and activities [would] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”). See, also, Newmont Mining Corp., 36 S.E.C. 429 (1955) (finding that, under the facts presented, a company that was registered as an investment company had ceased to be one and was instead primarily engaged in mining operations through subsidiaries, even though more than 40% of its assets were in Investment Securities), and Am. Mfg. Co., 41 S.E.C. 415 (1963) (explaining that the “engaged primarily” analysis is a factual analysis and can include many types of businesses and business lines in same company).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

In National Presto, the Seventh Circuit applied the Tonopah Factors to determine if National Presto was an investment company and held that all of the factors, except the nature of its present assets, supported National Presto’s status as an operating company (as opposed to an investment company). The court rejected the assertion that the composition of a company’s assets is the “most important” of the Tonopah factors, observing that this position would turn the Section 3(b)(1) exclusion into “an odd statutory provision indeed. . . . Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).”

The nature and purpose of the Company’s investment securities holdings are consistent with the Company’s primary business of providing internet cultural activities and information services related to the distribution of online games, which is a competitive and fast evolving industry, which requires the Company to maintain significant cash reserves to fund the growth of its primary business. While a significant portion of the Company’s cash reserves are maintained in cash on hand and demand deposits, in order to preserve principal and earn a return on the principal to preserve the time value of such cash reserves to fund future bona fide business purposes in furtherance of the Company’s primary business, the Company also holds a portion of its cash reserves in time deposits and short-term investments. The Company’s time deposits are placed with banks in the United States and China with original maturities of less than one year. The Company’s short-term cash management investments consist of non-U.S. money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks and short-term high quality fixed income securities. The purpose of such investments is to ensure the availability of cash for essential resources and services required for the Company’s ongoing operations, and not to acquire or hold assets for speculative or investment purposes. When held for such purposes, the SEC and courts have stated that certain investments that may otherwise be considered securities or “investment securities” may be treated as cash items.4

As of September 30, 2023, time deposits and short-term cash management investments comprised of approximately RMB6,873,811,000, or 59.7%, of the Company’s total investment securities of approximately RMB11,509,283,000. The Company notes that if such amounts were treated as cash or cash items, investment securities would, on a consolidated basis comprise 17.8% of the Company’s total assets, exclusive of cash, cash items and government securities.

[4]

See, e.g., Cf. Reves v. Ernst & Young, 494 U.S. 56, 66 (1990) (stating that, even with respect to a note, if it is exchanged to facilitate a commercial or consumer purpose, it is “less sensibly described” as a “security”); Certain Prima Facie Investment Companies, Investment Company Act. Rel. No. 10937 (Nov. 13, 1979) (stating that even certificates of deposit may be treated as cash items, and not as securities, where purchased as an integral part of an operating business).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

Furthermore, the Company believes that these holdings of time deposits and short-term cash management investments are consistent with the Company being primarily engaged in the competitive and rapidly evolving industry of providing internet cultural activities and information services related to the distribution of online games. The Company believes its investment of a portion of its cash reserves in time deposits and short-term cash management investments is a prudent strategy to manage excess cash to be utilized for future growth opportunities (including research and development), business operations, and to maintain access to liquidity in a volatile market and competitive business environment. The Company’s business operations as a leading cultural technology products and information services provider in China necessitate the Company to generate and maintain significant amounts of liquid capital for ongoing operations and expenditures (including research and development), to address fluctuations in results of its operations, and pursue potential strategic transactions, including acquisition of businesses, new technologies, services and other assets and strategic investments that complement its business. As the Company notes in its annual report on Form 20-F, “the industry in which we operate is characterized by rapidly changing technologies and changing user expectations. To remain competitive, we must adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services to be able to adapt to these changes and innovate in response to evolving user expectations. Developing and integrating new content, products, services and technologies into our existing platform could be expensive and time-consuming.”

The Company plans to use the cash reserves held in time deposits and short-term cash management investments to continue to manage it capital and liquidity needs. As previously noted, the Company’s intent in holding such investments is to preserve capital until needed for bona fide business purposes and not for speculative purposes. Given the current volatility and uncertainty being experienced by the financial markets and the fact that access to capital may be constrained for substantial periods of time or available only on unfavorable terms in the near future, the Company needs substantial cash resources to fund its business operations, strategic acquisitions, contractual cash obligations and commitments, to take advantage of future opportunities, grow its business or respond to competitive pressures and unanticipated industry changes.

The investment of a portion of the Company’s cash reserves in time deposits and short-term cash management investments are not of a nature that would “lead investors to believe that the principal activity of the company was trading and investing in securities.”5

Conclusion

Based on the foregoing, the Company is not engaged in an investment company business, but rather is primarily engaged in the business of providing internet cultural activities and information services related to the distribution of online games.

[5]	Tonapah, 26 S.E.C. at 430.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

•

To the extent that the Company’s consolidated holdings in investment securities are not materially different from its holdings as of June 30, 2023, please include a risk factor in future 20-F filings addressing the risk that the Company may be considered an “investment company” under the Act and the associated consequences. Please provide a draft copy of such risk factor with your response.

To the extent that the Company’s consolidated holdings in investment securities are not materially different from its holdings as of June 30, 2023, the Company will include the requested risk factor in future 20-F filings in substantially the following form:

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs, could constrain our future activities, and could materially and adversely affect our business, results of operations, and financial condition.

We are not an “investment company” and do not intend to become registered as an “investment company” under the U.S. Investment Company Act of 1940 (the “1940 Act”), or the Investment Company Act. Certain of our assets and other future holdings may be deemed to be “investment securities” within the meaning of the 1940 Act. Under the 1940 Act, a company is deemed to be an “investment company” if it is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of building a leading video community for young generations in China.

We seek to conduct our operations so that we do not meet the definition of “investment company” under the 1940 Act. Doing so may require us to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the 1940 Act. If we are unable to structure or operate our business in a manner that avoids investment company status under the 1940 Act, we may be deemed to be an investment company within the meaning of the 1940 Act. As a foreign private issuer, we would not be eligible to register under the 1940 Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the 1940 Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Failure to avoid being deemed an investment company under the 1940 Act, coupled with our inability as a foreign private issuer to register under the 1940 Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq Global Select Market, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

2.

We note that the Company’s response to prior comment 3 describes cash to include, among others, “highly liquid investments [ . . . ] with original maturities from the date of purchase of three months or less.”

•	Please describe these investments in detail, and please also provide analysis as to why you consider such investments to be cash items for purposes of Section 3(a)(1)(C) of the Act.

•

In addition—assuming for this purpose that these assets are classified as investment securities rather than as cash items—please (i) advise as to the percentage of the Company’s assets that consist of investment securities on a consolidated basis and (ii) provide an updated analysis under Section 3(a)(1)(C) of the Act for each issuer holding such investments on an unconsolidated basis, in each case as of September 30, 2023.

The Company notes that with respect to the Company or each of the Consolidated Operating Entities, all amounts listed as cash and cash equivalents in the Company’s response to prior comment 3 consisted of cash on hand and demand deposits and did not include any highly liquid investments [ . . . ] with original maturities from the date of purchase of three months or less. Likewise, as of September 30, 2023, the cash and cash equivalents held by the Company and each of the Consolidated Operating Entities consist solely of cash on hand and demand deposits. The holdings of the Company and each of the Consolidated Operating Entities in short-term cash management investments are included in short-term investments and are discussed in further detail in response #1 above.

3.

In your response to prior comment 6, you state: “Because no market quotations are readily available for the securities of any of the VIEs, the ‘value’ of such relationships for purposes of section 2(a)(41) of the Act are the book values of each VIE, which reflect the fair value of such relationships as determined in good faith by the Company’s Board of Directors in accordance with section 2(a)(41)(A) of the Act.” Please explain with greater specificity how this value was determined, including citations to relevant legal authority under the Act and, as necessary, supporting accounting guidance, models or methods.

In determining the values of the WFOEs’ relationships with the VIEs, the Company considered that the WFOEs are the primary beneficiaries of the VIEs and are entitled to all of the economic interests of the VIEs pursuant to the VIE Contractual Arrangements described in the Company’s prior responses and summarized below.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

Pursuant to the VIE Contractual Arrangements, each WFOE acts as the exclusive service provider for the applicable VIE(s) and receives service fees equivalent to the total consolidated net profit of each VIE for each fiscal year of operation, after any prior-year loss set-off and other costs incurred during the fiscal year. Additionally, each WFOE has the right to require the registered shareholders of each respective VIE(s) to transfer any or all equity interests in each VIE to the WFOE and/or a third party designated by such WFOE at a minimum purchase price pursuant to applicable law and regulation, and (ii) require the refund of such purchase price by the VIE’s respective shareholders. Moreover, each registered shareholder of the VIEs pledged all equity interests in the VIEs to the applicable WFOE as a security interest to guarantee the performance of the contractual obligations and the payment of outstanding debts of the VIEs under the VIE Contractual Arrangements, and each WFOE has the right to exercise the shareholders’ rights in each respective VIE. Therefore, the Company has effective control over the financial and operational policies of the VIEs and all assets, interests and profits of each VIE are attributed to the applicable WFOE. The Company treats the assets and income of such subsidiaries as if the assets were held and the income was earned by the Company in accordance with FASB ASC Topic 810-10.

In determining the values of the WFOEs’ relationships with the VIEs, the Company also considered that the VIEs are integral parts of the overall operating business structure of the Company through which much of the Company’s business is conducted, and the VIEs hold vital assets to the Company’s business operations, including requisite licenses and permits from PRC governmental authorities. PRC laws and regulations prohibit direct foreign investment in internet cultural businesses (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications. In order to comply with such laws and regulations, the Company operates these businesses in mainland China through the VIEs and relies on the VIE Contractual Arrangements to control the business operations of the VIEs. In addition, the Company’s servers, network facilities for internal administrative functions, workforce and IP (including licensed content copyrights of content, license rights of mobile games and other IP) are held by various Consolidated Operating Entities, including the VIEs. Together, such Consolidated Operating Entities are significant drivers of value for the Company. Because of these arrangements and the overall structure of the Company’s operating business, the WFOEs’ relationships with the VIEs are significantly more valuable to the Company than the value of each VIE’s assets if they were to be independently sold, making ascribing a market based fair value impracticable.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 7, 2023

As explained in the Company’s prior responses, the Company treats the VIEs as the equivalent of majority-owned subsidiaries of the WFOEs for purposes of the Act. With respect to securities issued by majority-owned subsidiaries for which there are no readily available market quotations, Section 2(a)(41) provides that the value determined by the board of directors may not be in excess of the higher of the market value or the asset value of those securities. Past Staff positions suggest that, in certain situations where the market value of such securities is not readily determinable by reference to objective inputs, and where a company’s valuation of such securities may be significantly greater than their book value, the company should value such securities at book value to avoid the possibility of artificially high valuations permitting the company to hold greater amounts of investment securities without being deemed to be an investment company under Section 3(a)(1)(C).6 Accordingly, given the impracticability of ascribing a market value to the WFOEs’ relationships with the VIEs and their significance to the Company’s business operations, the Company believes that the determination of the value of the relationships with the VIEs at book value represents a conservative approach to such valuations aligned with relevant authority under the Act.

In light of the above considerations, the Company believes the book values of the VIEs appropriately reflect the value of the relationships, in accordance with relevant Staff guidance regarding determinations of value under the Act.7

*        *        *

[6]

See, e.g., Mission Corp., 12 S.E.C. 1138, 1140 (Mar. 30, 1943) (noting that but for management’s valuation of a majority-owned subsidiary at more than twice its book value, the parent company would have been an investment company as defined in Section 3(a)(1)(C)); The Aviation Corp., 10 S.E.C. 26, 29-30 (Sept. 11, 1941) (same, noting that “applicant’s evaluation of its investment . . . was fixed . . . solely and expressly for the purposes of Section 3(a)(1)(C)” and was “open to serious question”).

[7]

See Good Faith Determinations of Fair Value, SEC Investment Company Act Rel. No. 34128 (Dec. 3, 2020); Accounting Series Release (“ASR”) No. 113, Financial Reporting Codification (CCH) §404.04 (Oct. 21, 1969); ASR No. 118, Financial Reporting Codification (CCH) §404.03 (Dec. 23, 1970).

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 2509 9255 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Xin Fan
Xin Fan
Chief Financial Officer

cc:	Rui Chen, Chairman and Chief Executive Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP